Filed pursuant to Rule 433
Registration Statement Nos. 333-122616, 333-131901 and 333-132126

FOR IMMEDIATE RELEASE

January 10, 2007

MEXICO ANNOUNCES THE REOPENED NOTES ISSUE SPREAD AND MINIMUM CLEARING SPREAD DIFFERENTIALS OF ITS INVITATION

MEXICO D.F., MEXICO – The United Mexican States (“Mexico”) announced today the Reopened Notes Issue Spread and the Minimum Clearing Spread Differentials in connection with its invitation to owners of Old Bonds to submit, in a modified Dutch auction for each series of Old Bonds, offers to exchange Old Bonds for 6.75% Global Notes due 2034 and a U.S. dollar amount of cash, and/or offers to sell Old Bonds for a U.S. dollar amount of cash. Capitalized terms used but not defined herein shall have the meanings set forth in the invitation supplement dated January 8, 2007, the prospectus supplement dated April 10, 2006 and the prospectus dated April 10, 2006 (the “Invitation”).

The Reopened Notes Issue Spread has been set at 141 basis points.

The Minimum Clearing Spread Differential for each series of Old Bonds is set forth in the table below. The Minimum Clearing Spread Differentials announced today are unchanged from the Indicative Minimum Clearing Spreads originally set forth in the invitation supplement.

Series of Bonds	Outstanding Principal Amount	ISIN	Maturity Date (mm/dd/yyyy)	Cash Payment on Exchange	Indicative Minimum Clearing Spread Differential (basis points)
8.125% Global Bonds due 2019	U.S.$2,025,434,000	US593048BN00	12/30/2019	U.S. $0.00	47
8.00% Global Notes due 2022	U.S.$1,049,193,000	US91086QAJ76	09/24/2022	U.S. $0.00	33
11.50% Global Bonds due 2026	U.S.$533,664,000	US593048AX90	05/15/2026	U.S. $0.00	9
8.30% Global Notes due 2031	U.S.$2,691,426,000	US91086QAG38	08/15/2031	U.S. $240.00	7
7.500% Global Notes due 2033	U.S.$2,485,878,000	US91086QAN88	04/08/2033	U.S. $370.00	6

Further information is provided in the Invitation, which may be downloaded from the Invitation Website at http://www.bondcom.com/ums, or obtained from the information agent, Bondholder Communications Group, in New York, 30 Broad Street, 46th floor, New York, NY 10004 (Tel. +1 212 809 2663) Attention: Monique Santos (e-mail: msantos@bondcom.com), or in London, 28 Throgmorton Street, London EC2N 2AN (Tel. +44 20 7382 4580), or from either of the dealer managers.

The dealer managers for the Invitation are:

Barclays Capital Inc.
200 Park Avenue
New York, New York 10166
Attention: Liability Management Group
In the United States, call toll free: (866) 307 8991
Outside the United States, call collect: +1 212 412 4072
In London, call +44 20 7773 5484

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York 10036
Attention: Liability Management Group
In the United States, call toll free: (800) 624 1808
Outside the United States, call collect: +1 212 761 1864

The invitation supplement, the prospectus supplement and the prospectus comprising the Invitation is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/101368/000095012307000158/y28731e424b5.htm.

Mexico has filed a registration statement (including the invitation supplement, the prospectus supplement and the prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Mexico has filed with the SEC for more complete information about Mexico and this offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the dealer managers or the information agent will arrange to send you the invitation supplement, the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be a sale of the securities referenced in this communication in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, are restricted by law in certain jurisdictions. If materials relating to the Invitation come into your possession, you are required by Mexico to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires the Invitation to be made by a licensed broker or dealer and either dealer manager or any affiliate of a dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by such dealer manager or affiliate on behalf of Mexico in this jurisdiction.

The Invitation does not constitute a public offering under Belgian law and this invitation supplement and related materials have therefore not been notified to or approved by the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances”/ “Commissie voor het Bank-, Financie- en Assurantiewezen”). Only institutional investors qualifying as “qualified investors” under Article 10, §1, of the Law of June 16, 2006 and as “professional investor” under Article 3, 2°, of the Royal Decree of July 7, 1999, acting for their own account, are being solicited by Mexico with respect to the Invitation in Belgium. In addition, any offer to sell or any sale of the Reopened Notes must be made in compliance with the provisions of the Law of July 14, 1991 on consumer protection and trade practices and its implementing legislation to the extent applicable pursuant to the Royal Decree of December 5, 2000 rendering applicable to securities and financial instruments certain provisions of the Law of July 14, 1991 on consumer protection and trade practices.

The Reopened Notes will not be registered in the National Securities Registry maintained by the Mexican National Banking and Securities Commission (“CNBV”). The Reopened Notes may not be offered or sold in Mexico pursuant to the Invitation, except under specific exemptions available under the Mexican Securities Market Law. In compliance with the Mexican Securities Market Law, Mexico will give notice to the CNBV of the offering of the Reopened Notes for informational purposes only. Such notice does not certify the solvency of Mexico, the investment quality of the Reopened Notes, or that the information contained in the invitation supplement, the prospectus supplement or in the prospectus are accurate or complete. Mexico has prepared the invitation supplement and is solely responsible for its content, and the CNBV has not reviewed or authorized such content.

Contact information:	Monique Santos
Bondholder Communications Group
30 Broad Street, 46th floor
New York, NY 10004
Tel. +1 212 809 2663
msantos@bondcom.com

2